

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 2, 2010

<u>Via U.S. Mail and Fax</u>
Mr. Ron Carter
President
Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105

    Re: **Revolutionary Concepts, Inc.**
        Form 10-K year ending December 31, 2009
        File no. 333-151177
        Filed on April 15, 2010

Dear Mr. Carter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director